December 30, 2024

Johann Tse
Chief Executive Officer
Broad Capital Acquisition Corp
6208 Sandpebble Ct.
Dallas, TX 75254

       Re: Broad Capital Acquisition Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed December 19, 2024
           File No. 001-41212
Dear Johann Tse:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Andy Tucker